06009229

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17960

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 30 2006 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANGOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 FORE STREET, SUITE 201
(No. and Street)

PORTLAND, ME 04101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG PIASIO (207) 774-6145 EXT. 1511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRY, DUNN, McNEIL & PARKER
(Name – *if individual, state last, first, middle name*)

36 PLEASANT STREET	BANGOR	ME	04401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC BOSSIDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANGOR SECURITIES, INC, as of MARCH 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VICE PRESIDENT & CHIEF COMPLIANCE OFFICER
Title

[signature]
Notary DONNA M. TEMPLE
Notary Public, Maine
My Commission Expires November 21, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bangor Securities, Inc.

Financial Statements and Supplementary Schedules

March 31, 2006

BERRY. DUNN. MCNEIL & PARKER

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

Page(s)

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Bangor Securities, Inc.

We have audited the accompanying statement of financial condition of Bangor Securities, Inc. as of March 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bangor Securities, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Board of Directors voted in 2006 to authorize management to pursue the integration of the Company's operations, including all assets and liabilities, into Bangor Savings Bank, the Company's parent.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Bangor, Maine
May 12, 2006

Assets		
Cash and cash equivalents	$	28,139
Short-term investments		1,879,430
Commissions receivable		77,154
Furniture and equipment, net (at cost less accumulated depreciation of $71,108)		23,138
Intercompany receivable		57
Other assets		1,720
Total assets	$	2,009,638
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and other liabilities	$	145,370
Intercompany payable		20,661
Accrued employee compensation and benefits		150,974
Total liabilities		317,005
Commitments and contingencies (Notes 5 and 6)		
Stockholder's equity		
Class A common stock, $0.01 par value per share, 300,000 shares authorized, issued and outstanding		3,000
Class B common stock, $0.01 par value per share, 600,000 shares authorized, 312,000 shares issued and outstanding		3,120
Additional paid-in capital		2,579,157
Accumulated deficit		(892,644)
Total stockholder's equity		1,692,633
Total liabilities and stockholder's equity	$	2,009,638

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Income
Year Ended March 31, 2006

Revenue	
Commissions and fees	$ 1,463,895
Trading gains, net	143,921
Other revenue	47,407
Total revenue	1,655,223
Expense	
Employee compensation and benefits (Note 4)	1,012,744
Brokerage expense	173,028
General and administrative	117,385
Licenses, fees and dues	20,581
Occupancy costs	885
Depreciation	16,471
Professional services	38,683
Other expense	33,682
Total expense	1,413,459
Income before income taxes	241,764
Income tax expense (Note 2)	87,035
Net income	$ 154,729

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at March 31, 2005	$ 6,120	$ 2,579,157	$ (1,047,373)	$ 1,537,904
Net income			154,729	154,729
Balance at March 31, 2006	$ 6,120	$ 2,579,157	$ (892,644)	$ 1,692,633

The accompanying notes are an integral part of these financial statements.

Bangor Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2006

Cash flows from operating activities	
Net income	$ 154,729
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	16,471
Decrease in securities owned, net	1,427,596
Decrease in commissions receivable	4,244
Decrease in other assets	3,568
Decrease in intercompany receivable	303,829
Decrease in accounts payable and other liabilities	(147,406)
Decrease in accrued employee compensation and benefits	(33,726)
Increase in intercompany payable	20,661
Net cash provided by operating activities	1,749,966
Cash flows from investing activities	
Increase in short-term investments	(1,879,430)
Capital expenditures, net	(2,802)
Net cash used in investing activities	(1,882,232)
Decrease in cash and cash equivalents	(132,266)
Cash and cash equivalents at beginning of year	160,405
Cash and cash equivalents at end of year	$ 28,139
Cash received for income taxes	$ 234,806

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Nature of Business

Bangor Securities, Inc. (the "Company") is a wholly-owned subsidiary of Bangor Savings Bank ("the Bank"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and provides securities brokerage and investment advisory services. In addition, the Company maintains a proprietary trading account.

The Company has an agreement with a clearing broker, First Clearing, LLC ("FCC"), under which FCC maintains customer account records and executes individual securities and mutual fund transactions, which are to be held in the customer's FCC account. The Company clears all insurance and mutual fund transactions, which are not held in the customer's FCC account, directly through the respective insurance company or mutual fund.

Accounting Method

The Company maintains its books on the accrual basis of accounting.

Cash Equivalents

Cash and cash equivalents include any highly liquid investments with a maturity of three months or less, excluding amounts held in trading account.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over a period ranging from 3 to 7 years.

Expenditures for furniture, equipment, renewals and betterments that extend the useful life of assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When items are disposed of the cost and accumulated depreciation are eliminated from the account and gains or losses are included in income.

Revenue

Commission revenues are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Bank. Current and deferred income taxes are allocated by the Bank to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, *Accounting for Income Taxes,* to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with the Bank, through an intercompany account, on a current basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and

assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

2. Income Taxes

Income taxes applicable to income before income taxes for the years ended March 31, 2006 were:

	Federal	State	Total
Current	$ 19,741	$ 2,418	$ 22,159
Deferred	64,876	-	64,876
	$ 84,617	$ 2,418	$ 87,035

Income taxes calculated using the effective tax rate differ from income taxes calculated using the statutory tax rate as follows:

Computed "expected" tax expense at statutory rate	$ 84,617
State taxes	1,572
Other	846
Income tax expense	$ 87,035

The components of net deferred tax assets include accrued litigation reserves, accrued benefit and compensation costs, goodwill, and Company furniture and equipment.

The Company will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not. At March 31, 2006, the Company has recorded no valuation allowance against the federal deferred tax assets. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income, and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

3. Related Party Transactions

The Company maintains a noninterest-bearing checking account at the Bank. Additionally, the Company executes trades for the Bank's Trust Department; Bangor Insurance Services, Inc. a wholly-owned subsidiary of the Bank; and their customers. Commissions related to these trades are charged to the Bank at stated rates. As of March 31, 2006 the Company was owed $57 by Bangor Insurance.

The Bank pays for a majority of the operating expenses related to the Company's operations, and is reimbursed by the Company. Settlement of these charges occurs on a regular basis. As of March 31, 2006, the amounts owed to the Bank for payments made to vendors were $1,846.

The Company participates in the Bank's defined benefit postretirement plan that provides limited postretirement medical and life insurance benefits to qualifying employees. The Plan is non-contributory. The Company recognized the expense of such plan, which totaled $397 in 2006, based on an allocation of the total expenses of the Bank's Defined Benefits Postretirement Plan.

4. Employee Benefit Plan

The Bank has adopted a 401(k) plan covering employees who are at least 18 years of age and have worked for the Company for at least one year. Contributions to the plan are made by the employees at their discretion. Employer contributions for the year ended March 31, 2006 were $34,908.

5. Net Capital Requirements

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At March 31, 2006, the Company's net capital for regulatory purposes was $1,466,483, which exceeded its required net capital of $250,000 by $1,216,483. The ratio of aggregate indebtedness to net capital was .216 at March 31, 2006.

6. Commitments and Contingent Liabilities

The Company is a party to various legal disputes and proceedings arising from the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial condition of the Company. However, depending on the amount and timing of such resolution, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period. The Company believes it has adequately accrued for these matters at March 31, 2006 with a reserve allowance of $122,000.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2006, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

7. Transfer of Operations

During 2006 the Company's Board of Directors voted to authorize management to pursue the integration of the Company's operations, including all assets and liabilities, into Bangor Savings Bank. Upon completion of the integration, the Company will discontinue its operations as an independent broker-dealer and management anticipates that the corporate entity will be dissolved. These events are expected to transpire in 2007.

Bangor Securities, Inc.

Schedule I

Computation on Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2006

Net capital	
Total stockholder's equity	$ 1,692,633
Total stockholder's equity qualified for net capital	1,692,633
Less	
Nonallowable assets	
Goodwill, other assets, intercompany receivables, past due receivables and furniture and equipment	43,561
Other deductions	145,000
Total deductions	188,561
Net capital before haircuts on securities position	1,504,072
Haircuts on securities (computed pursuant to Rule 15c3-1(f))	37,589
Net capital	$ 1,466,483
Aggregate indebtedness	
Total liabilities	$ 317,005
Total aggregate indebtedness	$ 317,005
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,216,483
Excess net capital at 1000%	$ 1,434,782
Ratio: Aggregate indebtedness to net capital	21.62%

There are no material differences between the above computation and the computation included in the Company's Unaudited Form X-17A-5.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission March 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of Bangor Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bangor Securities, Inc. (the "Company") for the year ended March 31, 2006, (on which we issued our report dated May 12, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

May 12, 2006

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

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